Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-69848

The information contained in this prospectus supplement and accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 19, 2003

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 29, 2002)

2,000,000 Shares

Anthracite Capital, Inc.

    % Series C Cumulative Redeemable Preferred Stock
Liquidation Preference $25.00 Per Share

We are offering 2,000,000 shares of our     % Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock"), par value $0.001 per share. We will pay cumulative dividends on the Series C Preferred Stock from the date of original issuance in the amount of $         per share each year, which is equivalent to     % of the $25.00 liquidation preference per share. Dividends on the Series C Preferred Stock will be payable quarterly in arrears, beginning on July 31, 2003. The shares of Series C Preferred Stock have no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities. Holders of shares of Series C Preferred Stock will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and in certain other events.

Except in limited circumstances to preserve our status as a real estate investment trust (a "REIT"), we may not redeem the Series C Preferred Stock until May     , 2008. On or after May     , 2008, we may, at our option, redeem the Series C Preferred Stock, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Any partial redemption will generally be on a pro rata basis.

We are externally managed by BlackRock Financial Management, Inc. ("BlackRock"). We have no ownership interest in BlackRock. We pay BlackRock an annual base management fee and may pay incentive compensation based on certain performance criteria. BlackRock also manages and invests in other entities that invest in real estate assets.

We are organized and conduct our operations to qualify as a REIT for federal income tax purposes. To assist us in complying with certain federal income tax requirements applicable to REITs, our charter and bylaws contain certain restrictions relating to the ownership and transfer of our stock, including an ownership limit of 9.8% of our outstanding shares of common stock and 9.8% of any series of preferred stock, including the Series C Preferred Stock. See "Description of Series C Preferred Stock" and "Description of Capital Stock" for a discussion of these restrictions.

No market currently exists for our Series C Preferred Stock. We have applied to list our Series C Preferred Stock on the New York Stock Exchange (NYSE) under the symbol "AHR PrC", subject to official notice of issuance. We expect that trading will commence within 30 days after the initial delivery of the Series C Preferred Stock. Our common stock currently trades on the NYSE under the symbol "AHR".

See "Risk Factors" beginning on page S-10 in this prospectus supplement and page 5 of the accompanying prospectus for a discussion of the risks relevant to an investment in our Series C Preferred Stock, including, among others:

•	Our Series C Preferred Stock has no established trading market, which may negatively affect its market value and your ability to transfer or sell your shares of Series C Preferred Stock.
•	The market value of the Series C Preferred Stock could be substantially affected by interest rates and other factors.
•	Our Series C Preferred Stock has not been rated and will be subordinated to all of our existing and future debt.
•	We are dependent upon our manager and may not find a suitable replacement if our manager terminates the management agreement.
•	We are subject to potential conflicts of interest arising out of our relationship with our manager, which may result in decisions made that are not in our or our stockholders' best interests.
•	We may change our investment strategy without stockholder consent, which could result in investments that are different, and possibly more risky, than our current investments.
•	An interest rate mismatch could occur between asset yields and borrowing rates resulting in decreased yield.
•	We invest in subordinated securities, which have a greater risk of loss than more senior securities.
•	Interest rate fluctuations may affect the value of our assets, net income and common stock.
•	If we fail to qualify as a REIT, we will be subject to income tax at regular corporate rates, which would reduce the amount of cash available for distribution to our stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters are severally underwriting the shares being offered. The underwriters have an option to purchase up to an additional 300,000 shares of Series C Preferred Stock from us within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect that the shares of Series C Preferred Stock will be ready for delivery in book-entry form through The Depository Trust Company on or about                             , 2003.

Bear, Stearns & Co. Inc.

Friedman Billings Ramsey	Stifel, Nicolaus & Company

Incorporated

Advest, Inc.	BB&T Capital Markets	Jefferies & Company, Inc.

The date of this prospectus supplement is May    , 2003.

Forward-Looking Information

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements which are based on various assumptions (some of which are beyond our control) may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms.

Actual results could differ materially from those set forth in forward-looking statements and future results could differ materially from historical performance due to a variety of factors, including, but not limited to: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in deterioration in credit performance; (3) the performance and operations of our manager; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms; (11) terrorist activities, which may adversely affect the general economy, financial and capital markets, the real estate industry and us; and (12) the ability of our manager to attract and retain highly talented professionals. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in this prospectus supplement and the accompanying prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you in deciding whether to invest in the Series C Preferred Stock. To understand this offering fully, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the risk factors beginning on page S-10 of this prospectus supplement and page 5 of the accompanying prospectus, as well as the documents we have filed with the Securities and Exchange Commission which are incorporated by reference. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, "Anthracite," the "Company," "we," "us" and "our" refer to Anthracite Capital, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described under the heading "Underwriting."

Anthracite Capital, Inc.

Anthracite Capital, Inc., a Maryland corporation, is a real estate finance company that generates income based on the spread between the interest income on its mortgage loans and securities investments and the interest expense from borrowings to finance its investments. Our primary activity is investing in high yielding commercial real estate debt. We focus on acquiring pools of performing loans in the form of commercial mortgage backed securities ("CMBS"), issuing secured debt backed by CMBS and providing strategic capital for the commercial real estate industry in the form of mezzanine loan financing. We commenced operations on March 24, 1998.

Our address is 40 East 52nd Street, New York, New York 10022, and our Internet address is www.anthracitecapital.com. The information on our Internet site is not part of this prospectus supplement. Our operations are managed by BlackRock Financial Management, Inc., which is referred to in this prospectus supplement as "BlackRock." We have no ownership interest in BlackRock.

BlackRock is a subsidiary of PNC Bank, National Association, which is itself a wholly owned subsidiary of The PNC Financial Services Group, Inc. Established in 1988, BlackRock is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and is one of the largest investment management firms in the United States. BlackRock engages in investment and risk management as its sole businesses and specializes in the management of domestic and offshore fixed-income assets for pension and profit sharing plans, financial institutions such as banking and insurance companies and mutual funds for retail and institutional investors. The address of BlackRock is 40 East 52nd Street, New York, New York 10022, and BlackRock's Internet address is www.blackrock.com. The information on BlackRock's Internet site is not part of this prospectus supplement.

Business Strategy

Our investment activities encompass three distinct lines of business: (i) commercial real estate securities, (ii) commercial real estate loans, and (iii) residential mortgage backed securities ("RMBS"). These three investment activities represent an integrated strategy where each line of business supports the others and creates value over and above operating each line in isolation. Our commercial real estate securities portfolio provides diversification and high yields that are adjusted for anticipated losses over a long period of time (typically, a ten-year weighted average life) and can be financed through the issuance of secured debt that matches the life of the investment. Commercial real estate loans provide attractive risk adjusted returns over shorter periods of time through strategic investments in specific property types or regions. The RMBS portfolio is a highly liquid portfolio that supports our liquidity needs while earning attractive returns after hedging costs. We believe the risks of these portfolios are not highly correlated and thus can serve to provide stable earnings over long periods of time.

Assets

Commercial Real Estate Securities

Commercial real estate securities include CMBS and investment grade REIT debt. During the quarter ended March 31, 2003, we increased total assets in this sector by 7% from $894.3 million to $955.5 million. Our principal activity is to underwrite and acquire high yielding CMBS that are rated below investment grade. Our CMBS are securities backed by pools of loans secured by first mortgages on commercial real estate throughout the United States. We divide our below investment grade CMBS investment activity into two portfolios: the eight trusts (controlling class CMBS), in which we are in the first loss position, and other below investment grade CMBS. At March 31, 2003, the total par of our other below investment grade CMBS was $261.1 million, and the total credit protection, or subordination level, of this portfolio was 6.33%. The total par of our controlling class CMBS at March 31, 2003 was $774.1 million, and the total par of the loans underlying these securities was $10.5 billion. We manage our credit risk through disciplined underwriting and loss assumptions, diversification, active monitoring of loan performance and exercise of our right to control the workout process as early as possible.

We finance a majority of these portfolios with match funded, secured term debt through collateralized debt obligation ("CDO") offerings. To accomplish this, we form a special purpose entity and contribute a portfolio of mostly below investment grade CMBS, investment grade CMBS and unsecured debt of commercial real estate companies. The CDO provides an optimal capital structure to maximize returns on these types of portfolios on a non-recourse basis.

Commercial Real Estate Loans

Our loan activity is focused on providing mezzanine capital to the commercial real estate industry. We target well capitalized real estate operators with strong track records and compelling business plans designed to enhance the value of their real estate. These loans are generally subordinated to a senior lender or first mortgage and are priced to reflect a higher return. We have significant experience in closing large, complex loan transactions, and we believe we can deliver a timely and competitive financing package to an underserved part of the real estate industry. Since 2001, our activity in this sector has generally been conducted through Carbon Capital, Inc., a private REIT, which is also managed by BlackRock.

The type of investments in this portfolio include subordinated participations in first mortgages, loans secured by partnership interests, preferred equity interests in real estate limited partnerships and loans secured by second mortgages. These investments have fixed or floating rate coupons and some provide additional earnings through an internal rate of return look back or gross revenue participation. As of March 31, 2003, there were no delinquencies in our commercial real estate loan portfolio. At March 31, 2003, we owned commercial real estate loans with a carrying value of $67.3 million. The average yield of this portfolio at March 31, 2003 was 9.0%. During the year ended December 31, 2002, we invested $3.3 million in new loans and received par payoffs of $82.8 million.

Residential Mortgage Backed Securities

We invest a portion of our equity in RMBS with the strategic objective of providing enhanced earnings and liquidity risk management. A key element in managing the risk of owning a portfolio of below investment grade CMBS and commercial real estate loans is to maintain sufficient liquid assets to support these investments during periods of reduced liquidity in the financial markets. RMBS can generally be sold quickly to raise cash to meet margin calls required by lenders that provide secured financing for CMBS and commercial real estate loans. Our investments in residential mortgage assets are currently, and are expected to be, concentrated in pass-through certificates, issued primarily by Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Government National Mortgage Association. These investments may also include privately issued adjustable-rate and fixed-rate mortgage pass-through certificates.

Several factors influence the value of RMBS, including interest rates, interest spreads and paydowns. At December 31, 2002, the RMBS portfolio represented approximately 57% of our total assets, with $1.38 billion of par classified as held for trading and $76.7 million of par classified as available for sale. At the end of the first quarter of 2003, we reevaluated our RMBS strategy. We determined it would be more favorable to rely less on futures as a hedge, which is required to be marked to market through our income statement, and rely more on swaps which are marked to market on our balance sheet. Reducing the effect of income statement volatility caused by the RMBS portfolio that is not actively traded is important to the Company. At March 31, 2003, we reclassified $1.03 billion market value of RMBS from held for trading to available for sale, leaving $461 million market value of RMBS in held for trading.

At March 31, 2003, the Company's assets were allocated among these three categories as follows:

	Assets	Liabilities	Equity	Percent of Total Equity	Debt to Equity Ratio
	(dollars in thousands)
Cash	$21,210	$—	$21,210	5.3%	N/A
RMBS	1,463,072	1,395,285	67,787	17.0%	20.58	x
CMBS	222,872	57,619	165,253	41.5%	0.35	x
Commercial real estate securities in CDOs	784,740	684,684	100,056	25.1%	6.84	x
Commercial real estate loans, Carbon and joint ventures	61,477	15,604	45,873	11.5%	0.34	x
Subtotal	2,553,371	2,153,192	400,179
Other assets/liabilities	71,758	73,897	(2,139)	(0.5)%	N/A
Total	$2,625,129	$2,227,089	$398,040	100.0%	5.38	x

(1) $2,153,192 is considered debt per the Company's bank financial covenents. The debt to equity ratio for the Company including the equity in other assets is 5.41:1.

Borrowings

We finance asset purchases with the net proceeds of our equity offerings, the issuance of common stock under our Dividend Reinvestment and Stock Purchase Plan, the issuance of preferred stock, long-term secured borrowings, short-term borrowings under repurchase agreements and lines of credit. At of March 31, 2003, we had approximately $2.1 billion in outstanding borrowings, including approximately $1.4 billion in repurchase agreements.

Management

Our executive officers are:

•	Hugh R. Frater, President and Chief Executive Officer
•	Richard M. Shea, Chief Financial Officer and Chief Operating Officer
•	Daniel P. Sefcik, Chief Credit Officer and Vice President
•	Chris A. Milner, Chief Investment Officer and Vice President
•	Robert L. Friedberg, Vice President and Secretary
•	Mark S. Warner, Vice President
•	Alexander K. Zabik, Vice President

Our executive management has substantial experience in originating, acquiring and investing in real estate related loans and mortgage-backed securities. Mr. Laurence Fink, our Chairman of the Board, with over 26 years of experience, founded BlackRock in 1988 and currently serves as the Chairman and Chief Executive Officer of BlackRock. Mr. Hugh Frater, Mr. Richard Shea, Mr. Chris Milner, Mr. Daniel Sefcik, Mr. Robert Friedberg, Mr. Mark Warner and Mr. Alexander Zabik have an average of over 14 years of experience in the commercial real estate sector. In addition, BlackRock has over 50 professionals from various commercial and residential real estate disciplines including commercial real estate origination, servicing and structuring, commercial asset backed sales, trading, structuring, as well as residential mortgage-backed sales trading and derivative hedging.

We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), beginning with our 1998 taxable year, and we will generally not be subject to federal income tax to the extent that we distribute our net income to our stockholders and qualify for taxation as a REIT.

Summary Risk Factors

An investment in our Series C Preferred Stock involves various material risks. You should consider carefully the risks discussed below and under "Risk Factors" on page S-10 of the prospectus supplement and page 5 of the accompanying prospectus before purchasing our Series C Preferred Stock.

•	Our Series C Preferred Stock has no established trading market, which may negatively affect its market value and your ability to transfer or sell your shares of Series C Preferred Stock.
•	The market value of the Series C Preferred Stock could be substantially affected by interest rates and other factors.
•	Our Series C Preferred Stock has not been rated and will be subordinated to all of our existing and future debt.
•	We are dependent upon our manager and may not find a suitable replacement if our manager terminates the management agreement.
•	We are subject to potential conflicts of interest arising out of our relationship with our manager, which may result in decisions made that are not in our or our stockholders' best interest.
•	We may change our investment strategy at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly more risky than, the investments described in this prospectus supplement and the accompanying prospectus.
•	A disproportionate rise in short-term interest rates as compared to long-term interest rates may adversely affect our income.
•	We leverage our assets, which may increase the volatility of our income and net asset value, which in turn may result in operating or capital losses.
•	Our mortgage loans are subject to certain risks, including the risks of borrower defaults, bankruptcies and fraud.
•	We invest in subordinated securities, which have a greater risk of loss than more senior securities.
•	An interest rate mismatch could occur between our asset yields and borrowing rates and consequently reduce or eliminate income derived from our investments.
•	If we fail to qualify as a REIT, we will be subject to income tax at regular corporate rates, which will reduce the cash available for distribution to our stockholders.

•	The REIT qualification rules impose limitations on the types of investments and activities which we may undertake, including limitations on our use of hedging transactions and derivatives, and these limitations may, in some cases, preclude us from pursuing the most economically beneficial investment alternatives.
•	Restrictions on ownership of our common stock and our preferred stock may inhibit market activity.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series C Preferred Stock, see "Description of Series C Preferred Stock" in this prospectus supplement.

Issuer	Anthracite Capital, Inc.

Securities Offered	2,000,000 shares of % Series C Cumulative Redeemable Preferred Stock. The underwriters have an option to purchase up to 300,000 additional shares of Series C Preferred Stock from us to cover over allotments, if any.

Dividends	Investors will be entitled to receive cumulative cash dividends on the Series C Preferred Stock at a rate of % per year of the $25.00 liquidation preference (equivalent to $ per year per share). Beginning on July 31, 2003, dividends on the Series C Preferred Stock will be payable quarterly in arrears on the last calendar day of each January, April, July and October, or if not a business day, the next succeeding business day. Dividends on the Series C Preferred Stock will be cumulative from the date of original issuance, which is expected to be May , 2003. The first dividend we pay on July 31, 2003 will be for less than a full quarter.

Liquidation Preference	If we liquidate, dissolve or wind up, holders of the Series C Preferred Stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to and including the date of payment, before any payments are made to the holders of our common stock and any other of our equity securities ranking junior to the Series C Preferred Stock as to liquidation rights. The rights of the holders of the Series C Preferred Stock to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our equity securities ranked on parity with the Series C Preferred Stock, including our outstanding 10% Series B Cumulative Convertible Redeemable Preferred Stock (the "Series B Preferred Stock").

Maturity	The Series C Preferred Stock has no maturity date and we are not required to redeem the Series C Preferred Stock. Accordingly, the Series C Preferred Stock will remain outstanding indefinitely, unless we decide to redeem it. We are not required to set aside funds to redeem the Series C Preferred Stock.

Optional Redemption	We may not redeem the Series C Preferred Stock prior to May , 2008, except in limited circumstances to preserve our status as a REIT. On or after May , 2008, we may, at our option, redeem the Series C Preferred Stock, in whole or in part, at any time and from time to time, for cash at

$25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Any partial redemption generally will be on a pro rata basis.

Ranking	The Series C Preferred Stock will rank senior to our common stock and on parity with our Series B Preferred Stock with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up.

Voting Rights	Holders of the Series C Preferred Stock will generally have no voting rights. However, if dividends on any outstanding Series C Preferred Stock have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series C Preferred Stock, voting as a class with the holders of all other classes or series of our equity securities ranking on parity with the Series C Preferred Stock which are entitled to similar voting rights, will be entitled to elect two additional directors to our board of directors to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series C Preferred Stock cannot be made and certain other actions may not be taken without the affirmative vote of holders of at least two-thirds of the outstanding shares of Series C Preferred Stock.

Listing	We have applied to list the Series C Preferred Stock on the New York Stock Exchange under the symbol "AHR PrC," subject to official notice of issuance. We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series C Preferred Stock.

Form	The Series C Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depositary Trust Company, except under limited circumstances.

Use of Proceeds	We estimate that our net proceeds from the offering will be approximately $48.2 million ($55.5 million if the underwriters' over-allotment option is exercised in full). We intend to use the net proceeds from this offering to make investments in commercial real estate securities and commercial real estate loans and for general corporate purposes.

For additional information regarding the terms of the Series C Preferred Stock, see "Description of Series C Preferred Stock" beginning on page S-14.

Restrictions on Ownership of Stock

Due to limitations on the concentration of ownership of a REIT imposed by the Code, our charter generally prohibits any stockholder from directly or indirectly owning more than 9.8% of the outstanding shares of our common stock or more than 9.8% of the shares of any series of preferred stock, including the Series C Preferred Stock. Our board of directors has discretion to grant exemptions from the ownership limit, subject to such terms and conditions as it deems appropriate.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend

The historical ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated is as follows:

	Three Months Ended March 31, 2003	Year Ended December 31,				Period from March 24, 1998 to December 31, 1998
		2002	2001	2000	1999
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.41	1.78	1.69	1.55	2.01	N/A

For purposes of calculating the above ratios, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges and dividends on preferred stock. Fixed charges represent interest expense from our consolidated statements of operations. The ratios are based solely on historical financial information and no pro forma adjustments have been made thereto.

SELECTED FINANCIAL DATA

The selected financial data set forth below is derived from our audited financial statements for the period ended December 31, 1998 and the years ended December 31, 1999, 2000, 2001 and 2002 and from our unaudited financial statements for the three months ended March 31, 2003. Our unaudited interim results, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments), which are necessary to present fairly the results for the unaudited interim periods. Our unaudited interim results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2003. The following selected financial data should be read in conjunction with the more detailed information contained in the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, which are incorporated by reference into the accompanying prospectus.

	For the Three Months Ended March 31, 2003	For the Years Ended December 31,				For the Period March 24, Through December 31, 1998(1)
		2002	2001	2000	1999
	(dollars in thousands, except per share data)
Operating data:
Total income	$42,823	$162,445	$131,220	$97,642	$57,511	$46,055
Total expenses	22,864	79,868	72,136	60,839	33,280	29,004
Total other gains (losses)	(10,262)	(28,949)	(910)	2,523	2,442	(18,440)
SFAS 133 adjustment	—	—	(1,903)	—	—	—
SFAS 142 adjustment	—	6,327	—	—	—	—
Net income (loss)	9,697	59,955	56,271	39,326	26,673	(1,389)
Net income available to common stockholders	8,502	54,793	47,307	32,261	26,389	(1,389)
Per share data:
Net income (loss)(2)
Basic	$0.18	$1.04	$1.47	$1.37	$1.27	$(0.07)
Diluted	0.18	1.04	1.40	1.28	1.26	(0.07)
Dividends declared per common share	0.35	1.40	1.29	1.17	1.16	0.92
Balance sheet data:
Total assets	$2,981,988	$2,639,351	$2,627,203	$1,033,651	$679,662	$956,395
Total liabilities	2,583,948	2,233,135	2,243,830	760,993	481,379	774,666
Total stockholders' equity(3)	398,040	406,216	383,115	242,254	168,261	181,729
Redeemable convertible preferred stock	—	—	258	30,404	30,022	—

(1)	We commenced operation on March 24, 1998.
(2)	Net income per share for the years ended December 31, 2002 and 2001 exclude the $6,327 SFAS 142 adjustment and the $1,903 SFAS 133 adjustment, respectively.
(3)	Includes the 10% Series B Cumulative Convertible Redeemable Preferred Stock.

RISK FACTORS

An investment in our Series C Preferred Stock involves a high degree of risk. You should carefully consider the following information, together with the other information contained in this prospectus supplement, the accompanying prospectus and other documents that are incorporated by reference into this prospectus supplement, including under the section entitled "Risk Factors," before buying our Series C Preferred Stock.

The Series C Preferred Stock is a new issuance and does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares; the Series C Preferred Stock has no stated maturity date.

The shares of Series C Preferred Stock are a new issue of securities with no established trading market. Since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We have applied to list the Series C Preferred Stock on the New York Stock Exchange, subject to official notice of issuance. However, an active trading market on the New York Stock Exchange for the shares may not develop or, even if it develops, may not last, in which case the trading price of the shares could be adversely affected and your ability to transfer your shares of Series C Preferred Stock will be limited. We have been advised by the underwriters that they intend to make a market in the shares, but they are not obligated to do so and may discontinue market-making at any time without notice.

The market value of the Series C Preferred Stock could be substantially affected by various factors.

The trading price of the shares may depend on many factors, including:

•	prevailing interest rates;
•	the market for similar securities;
•	additional issuances of the Series C Preferred Stock;
•	general economic conditions; and
•	our financial condition, performance and prospects.

For example, higher market interest rates could cause the market price of the Series C Preferred Stock to decrease.

The Series C Preferred Stock has not been rated and will be subordinated to all of our existing and future debt.

The Series C Preferred Stock has not been rated by any nationally recognized statistical rating organization, and will be subordinated to all of our existing and future debt.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of the Series C Preferred Stock of approximately $48.2 million (or approximately $55.5 million if the underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds to make investments in commercial real estate securities and commercial real estate loans and for general corporate purposes. Pending application of net proceeds, we expect to invest the net proceeds in interest-bearing accounts and short-term interest-bearing securities that are consistent with our qualification as a REIT.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2003:

•	on an actual basis; and
•	as adjusted to give effect to the sale of 2,000,000 shares of our Series C Preferred Stock offered by us in this offering, after deducting underwriting discounts and estimated offering expenses payable by us, and the use of the proceeds as described under "Use of Proceeds."

This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedule and notes thereto included in our quarterly report on Form 10-Q for the three months ended March 31, 2003 incorporated by reference in this prospectus.

	March 31, 2003
	Actual	As Adjusted
	(dollars in thousands)
Debt	$2,153,192	$2,153,192
Stockholders' equity:
Preferred Stock, par value $0.001 per share: 100,000,000 shares authorized:
Series B Preferred stock, par value $0.001 per share: 2,260,997 shares designated; 1,912,697 shares, liquidation preference $25.00 per share, issued and outstanding actual; 1,912,697 shares, liquidation preference $25.00 per share, issued and outstanding on an as adjusted basis	36,379	36,379
Series C Preferred Stock, par value $0.001 per share: shares designated; no shares issued and outstanding; 2,000,000 shares, liquidation preference $25.00 per share, issued and outstanding on an as adjusted basis	—	48,240
Common stock, par value $0.001 per share: 400,000,000 shares authorized; 47,731,318 shares issued and outstanding actual and on an as adjusted basis	48	48
Additional paid-in capital	518,597	518,597
Dividends in excess of earnings	(32,366)	(32,366)
Accumulated other comprehensive loss	(124,618)	(124,618)
Total stockholders' equity(1)	398,040	446,280
Total capitalization	$2,551,232	$2,599,472

(1)	Excludes 82,232 shares of common stock issued after March 31, 2003 pursuant to our Dividend Reinvestment and Stock Purchase Plan.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The historical ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated is as follows:

	Three Months Ended March 31, 2003	Year Ended December 31,				Period from March 24, 1998 to December 31, 1998
		2002	2001	2000	1999
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.41	1.78	1.69	1.55	2.01	N/A

For purposes of calculating the above ratios, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges and dividends on preferred stock. Fixed charges represent interest expense from our consolidated statements of operations. The ratios are based solely on historical financial information and no pro forma adjustments have been made thereto.

DESCRIPTION OF SERIES C PREFERRED STOCK

The following is a summary of the material terms and provisions of the Series C Preferred Stock. The Series C Preferred Stock is more completely described in the articles supplementary to our charter establishing the Series C Preferred Stock, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

General

Under our charter, our board of directors is authorized to issue 500 million shares of stock, consisting of 400 million shares of common stock, par value $0.001 per share, and 100 million shares of preferred stock, par value $0.001 per share, to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of preferred stock of any series from time to time, in one or more series, subject to the rights of holders of any class or series of our preferred stock, without stockholder approval.

Prior to the completion of this offering, our board of directors will adopt articles supplementary to our charter establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of preferred stock designated the      % Series C Cumulative Redeemable Preferred Stock. Up to                  shares of Series C Preferred Stock will be authorized. We will issue 2,000,000 shares of Series C Preferred Stock (2,300,000 shares if the underwriters' over-allotment option is exercised in full) in this offering, and we may issue up to an additional             shares from time to time in the future, subject to market conditions and our lock-up agreement with the underwriters. As of the date of this prospectus supplement, there are currently no other classes or series of preferred stock authorized, except the Series B Preferred Stock of which there are 1,912,697 shares outstanding as of the date of this prospectus supplement.

Under Maryland law, a stockholder is not personally liable for our obligations solely as a result of his or her status as a stockholder.

We have applied to list the Series C Preferred Stock on the New York Stock Exchange, subject to official notice of issuance, and we expect that trading will commence within 30 days after initial issuance of the Series C Preferred Stock. See "Underwriting."

Ranking

The Series C Preferred Stock, with respect to dividend rights and the distribution of assets upon our liquidation, dissolution or winding up, will rank (i) senior to all classes or series of our common stock and to all equity securities the terms of which specifically provide that such equity securities rank junior to the Series C Preferred Stock; (ii) on a parity with all equity securities issued by us, including the Series B Preferred Stock, other than those referred to in clauses (i) and (iii); and (iii) junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to such Series C Preferred Stock. The term "equity securities" shall not include convertible debt securities.

Dividends

As holders of Series C Preferred Stock, you will be entitled to receive, when, as and if authorized by our board of directors, out of legally available funds, cumulative preferential cash dividends at the rate of         % of the liquidation preference per annum, which is equivalent to $             per share of Series C Preferred Stock per year.

Dividends on the Series C Preferred Stock will cumulate from the date of original issuance (May     , 2003) and will be payable quarterly in arrears on the last calendar day of each January, April, July and October, or, if not a business day, the next succeeding business day. The initial dividend on the Series C Preferred Stock, which will be paid on July 31, 2003 if authorized by our board of directors, will be for less than a full quarter. We will prorate and compute this initial dividend and any other dividend payable for a partial dividend period on the basis of a 360-day year consisting of twelve 30-day months.

We will pay dividends to holders of record as they appear in our share records at the close of business on the applicable dividend record date. The dividend record date will be the first day of the calendar month in which the related dividend payment date falls, or such other date that our board of directors designates for the payment of dividends that is not more than 30 nor less than 10 days prior to the dividend payment date.

No dividend on the Series C Preferred Stock will be authorized or declared or paid or set apart for payment by us if such authorization, declaration, payment or setting apart for payment would violate any of our agreements or is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series C Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of dividends and whether or not such dividends are authorized by our board of directors. Accumulated but unpaid dividends will cumulate as of the dividend payment date on which they first become payable or on the date of redemption, as the case may be.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series C Preferred Stock and all other equity securities ranking on a parity as to dividends with the Series C Preferred Stock, all dividends declared upon the Series C Preferred Stock and any other equity securities ranking on a parity as to dividends with the Series C Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series C Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series C Preferred Stock and such other equity security (which shall not include any accumulation in respect of unpaid distributions for prior dividend periods if such other equity securities do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series C Preferred Stock which may be in arrears.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series C Preferred Stock have been or contemporaneously are authorized and paid or authorized and a sum sufficient set apart for payment for all past distribution periods and the then current dividend period:

•	no dividends, other than distributions in kind of our common stock or other shares of our equity securities ranking junior to Series C Preferred Stock as to distributions and upon liquidation, may be authorized or paid or set aside for payment, and no other dividend may be authorized or made upon, our shares of common stock or any other shares of our equity securities ranking junior to or on a parity with the Series C Preferred Stock as to distributions or upon liquidation (other than pro rata dividends on preferred stock ranking on a parity as to distributions with the Series C Preferred Stock); and
•	no shares of common stock or any other shares of our equity securities ranking junior to or on a parity with the Series C Preferred Stock as to distributions or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us, except by conversion into or exchange for other shares ranking junior to the Series C Preferred Stock as to distributions and amounts upon liquidation.

Holders of Series C Preferred Stock shall not be entitled to any distribution, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series C Preferred Stock as described above. We will credit any dividend payment we make on the Series C Preferred Stock against the earliest accumulated but unpaid dividend due with respect to the Series C Preferred Stock which remains payable.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of us, as a holder of Series C Preferred Stock you will be entitled to receive out of our assets available for distribution to shareholders (after payment or provision for all of our debts and other liabilities) a liquidating distribution in the amount of a liquidation preference of $25.00 per share, plus any accumulated and unpaid dividends to the date of payment, whether or not authorized, before any distribution of assets is made to holders of our common stock and any other shares of our equity securities ranking junior to the Series C Preferred Stock as to liquidation rights.

If, upon any voluntary or involuntary liquidation, dissolution or winding up of us, our assets are insufficient to make full payment of the liquidating distributions to holders of the Series C Preferred Stock and any other shares of our equity securities ranking on a parity with the Series C Preferred Stock as to liquidation rights, then the holders of the Series C Preferred Stock and parity shares will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock will have no right or claim to any of our remaining assets.

Our consolidation or merger with or into another entity, the merger of another entity with or into us, a statutory share exchange by us, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will in each case not be deemed to constitute a liquidation, dissolution or winding up of us.

As permitted by Maryland law, the articles supplementary creating the shares of Series C Preferred Stock provide that the liquidating preference of outstanding shares of Series C Preferred Stock will not be added to our total liabilities in determining whether we may make a dividend or other distribution (other than upon voluntary or involuntary dissolution) on our shares of common stock (or any other class or series of stock that junior to the Series C Preferred Stock with respect to liquidating distributions). Maryland does not allow a corporation to make a distribution if, after giving effect to the distribution, (a) the corporation would not be able to pay its obligations as they become due in the usual course of business or (b) the corporation's total assets would be less than its total liabilities. Unless the corporation's charter provides otherwise, liquidation preferences of stockholders whose preferential rights on dissolution are superior to those receiving the distribution are considered liabilities for the purpose of this test.

Redemption

Except in certain circumstances relating to the preservation of our status as a REIT for federal income tax purposes, the Series C Preferred Stock will not be redeemable prior to May     , 2008. On or after May     , 2008, we, at our option, upon giving the notice described below, may redeem the Series C Preferred Stock, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends to the date of redemption, whether or not authorized.

If we redeem fewer than all of the outstanding shares of Series C Preferred Stock, our board of directors will determine the number of shares to be redeemed. In such circumstances, the Series C Preferred Stock to be redeemed generally will be selected pro rata, by lot or in another equitable manner determined by our board of directors. If such redemption is to be by lot and as a result of such redemption any holder of Series C Preferred Stock would become a holder of a number of shares of Series C Preferred Stock in excess of the Ownership Limit described in the accompanying prospectus because such holder's shares of Series C Preferred Stock were not redeemed, or were only redeemed in part, then, except in certain instances, we will redeem the requisite number of shares of Series C Preferred Stock from such holder such that such stockholder will not hold in excess of the Ownership Limit subsequent to such redemption.

Notwithstanding the foregoing, unless full cumulative dividends on all shares of Series C Preferred Stock have been or contemporaneously are authorized and paid, or a sum sufficient for payment for all past dividend periods and the current dividend period is set apart, we will not:

•	redeem any shares of Series C Preferred Stock unless we simultaneously redeem all outstanding shares of Series C Preferred Stock; or

•	purchase or otherwise acquire directly or indirectly any shares of Series C Preferred Stock or any other shares of our equity securities ranking junior to or on a parity with the Series C Preferred Stock as to distributions or upon liquidation, except by conversion into or exchange for shares ranking junior to the Series C Preferred Stock as to distributions and upon liquidation.

The foregoing restrictions on redemptions, purchases and other acquisitions will not prevent the redemption, purchase or acquisition by us of preferred stock of any series to preserve our REIT status (see "Description of Capital Stock — Repurchases of Shares and Restrictions on Transfer" and "Federal Income Tax Considerations — Taxation of Anthracite — Requirements for Qualification as a Real Estate Investment Trust" in the accompanying prospectus) or pursuant to a purchase or exchange offer made on the same terms to all holders of the Series C Preferred Stock.

Immediately prior to any redemption of shares of Series C Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends to the redemption date, whether or not authorized, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series C Preferred Stock at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding distribution payment date notwithstanding the redemption of such shares before the dividend payment date. Except as provided in the previous sentence, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series C Preferred Stock to be redeemed.

We will mail to you, if you are a record holder of Series C Preferred Stock, a notice of redemption no less than 30 days nor more than 60 days before the redemption date. We will send the notice to your address, as shown on our share transfer books. Each notice will state, in addition to any information required by law or by the applicable rules of any exchange upon which the Series C Preferred Stock may be listed or admitted to trading, the following:

•	the redemption date;
•	the redemption price;
•	the number of shares of Series C Preferred Stock to be redeemed;
•	the place where you may surrender certificates for payment of the redemption price; and
•	that dividends on the Series C Preferred Stock to be redeemed will cease to accumulate on the redemption date.

If we redeem fewer than all of the outstanding shares of Series C Preferred Stock, we will specify in the notice to you the number of shares of Series C Preferred Stock to be redeemed from you.

On or after the date fixed for redemption, each holder of shares of Series C Preferred Stock to be redeemed must present and surrender each certificate representing his shares of such Series C Preferred Stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing shares of Series C Preferred Stock as the owner thereof and each surrendered certificate will be canceled. If fewer than all the shares represented by any such certificate representing shares of Series C Preferred Stock are to be redeemed, a new certificate will be issued representing the unredeemed shares.

At our election, on or prior to a redemption date, we may irrevocably deposit the redemption price (including accumulated and unpaid dividends) of the Series C Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of the Series C Preferred Stock to be redeemed will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption price (including all accumulated and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited which remain unclaimed by the holders of the shares of Series C Preferred Stock at the end of two years after the redemption date will be returned to us by such bank or trust company.

From and after the redemption date (unless we default in payment of the redemption price), all dividends will cease to cumulate on the Series C Preferred Stock designated for redemption and all of your rights as a holder of the Series C Preferred Stock will terminate with respect to such shares, except the right to receive the redemption price and all accumulated and unpaid dividends up to the redemption date.

Notwithstanding any other provision relating to the redemption of the Series C Preferred Stock to the contrary, we may redeem shares of Series C Preferred Stock at any time, in whole or in part, whether or not prior to May     , 2008, if the board of directors determines that such redemption is necessary to preserve our status as a REIT.

Maturity

The Series C Preferred Stock does not have a stated maturity and is not subject to any sinking fund or mandatory redemption provisions.

Voting Rights

As a holder of Series C Preferred Stock, you will not have any voting rights, except as set forth below.

Whenever dividends on the Series C Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of Series C Preferred Stock will be entitled, voting together as a single class with all other series of preferred stock of ours upon which like voting rights have been conferred and are exercisable, to elect a total of two additional directors to our board of directors at an annual meeting of stockholders or a special meeting held in place thereof or a properly called meeting of holders of the Series C Preferred Stock together with holders of any other series of preferred stock as to which dividends are so in arrears, and at each subsequent annual meeting or special meeting of stockholders until all dividends accumulated on the Series C Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, our entire board of directors will be increased by two directors.

So long as any shares of Series C Preferred Stock remain outstanding, we may not, without the affirmative vote of holders of at least two-thirds of the outstanding Series C Preferred Stock voting separately as a class:

•	authorize, or create, or increase the authorized or issued amount of, any class or series of equity securities ranking senior to the outstanding Series C Preferred Stock with respect to the payment of dividends or the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up;
•	reclassify any authorized equity securities into any such senior equity securities;
•	create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities; or
•	amend, alter or repeal the provisions of our charter (including the articles supplementary for the Series C Preferred Stock), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series C Preferred Stock or the holders thereof.

However, with respect to any such amendment, alteration or repeal of the provisions of our charter (including the articles supplementary for the Series C Preferred Stock), whether by merger or consolidation, so long as the Series C Preferred Stock remain outstanding with the terms thereof materially unchanged in any adverse respect, taking into account that, upon the occurrence of such event, we may not be the surviving entity and such surviving entity may thereafter be the issuer of the Series C Preferred Stock, the occurrence of any such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of Series C Preferred Stock or the holders thereof. In addition, (i) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock or (ii) any increase in the amount of authorized shares of Series C Preferred Stock or any other class or series of our preferred stock, in each case ranking on a parity with or junior to the Series C Preferred Stock with respect to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution or our winding up, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of Series C Preferred Stock or the holders thereof.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of Series C Preferred Stock have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion

The shares of Series C Preferred Stock are not convertible into or exchangeable for our property or securities.

Restrictions on Ownership and Transfer

The Series C Preferred Stock is subject to certain restrictions on ownership which are described under "Description of Capital Stock — Repurchases of Shares and Restrictions on Transfer" in the accompanying prospectus.

Form

The shares of Series C Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company except under limited circumstances.

Transfer Agent and Registrar

The transfer agent and registrar for the Series C Preferred Stock will be American Stock Transfer & Trust Company, New York, New York.

Additional Material Provisions of Maryland Law and Our Charter and Bylaws

The Maryland General Corporation Law also provides that Maryland corporations that are subject to the Securities Exchange Act of 1934 and have at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation's charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into the applicable statutory provisions and notwithstanding the charter or bylaws:

•	provide that a special meeting of stockholders, will be called only at the request of stockholders, entitled to cast at least a majority of the votes entitled to be cast at the meeting,
•	reserve for itself the right to fix the number of directors,
•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote, and
•	retain for itself sole authority to fill vacancies created by an increase in the size of the board or by the death, removal or resignation of a director.

Our board has elected into the last of the foregoing provisions providing that each vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. A director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute. If implemented, these provisions could discourage offers to acquire our stock and could increase the difficulty of completing an offer.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the additional federal income tax consequences that are anticipated to be material to an investor in the Series C Preferred Stock. This discussion is based on current law, is for general information only and is not tax advice. The tax consequences related to an investment in Anthracite may vary depending on an investor's particular situation and this discussion does not purport to discuss all aspects of taxation that may be relevant to a holder of our securities in light of his or her personal investment or tax circumstances, or to holders of our securities subject to special treatment under the federal income tax laws. Investors subject to special treatment include, without limitation, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, investors holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships, and persons who are not citizens or residents of the United States. In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of our securities.

Redemption of Series C Preferred Stock

A redemption of the Series C Preferred Stock will be treated under Section 302 of the Code as a dividend, generally taxable at ordinary income tax rates (to the extent of Anthracite's current and accumulated earnings and profits), unless the redemption satisfies one or more of the tests set forth in Section 302(b) of the Code that enable the redemption to be treated as a sale or exchange of the redeemed Series C Preferred Stock. A redemption will satisfy such tests if it either (i) results in a "complete termination" of the holder's stock interest in Anthracite, or (ii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether either of these tests has been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular holder of the Series C Preferred Stock will depend upon the facts and circumstances as of the time the determination is made, prospective investors are advised to consult their tax advisors to determine such tax treatment.

If a redemption of the Series C Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder's adjusted tax basis in such redeemed Series C Preferred Stock would, in that case, be transferred to the holder's remaining stockholdings in Anthracite. If, however, the stockholder has no remaining stockholdings in Anthracite, such basis may, under certain circumstances, be transferred to a related person, or it may be lost entirely.

If a redemption of Series C Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as a taxable sale or exchange. As a result, the holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to the accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of Anthracite's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the Series C Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the Series C Preferred Stock has been held as a capital asset, and will be long-term capital gain or loss if the Series C Preferred Stock has been held for more than one year.

Annual Distributions

As stated in the accompanying prospectus under the heading "Federal Income Tax Considerations — Annual Distribution Requirements," we are required to distribute dividends to our stockholders in an amount at least equal to the sum of (1) 90% of our "REIT taxable income" and (2) 90% of our after tax net income, if any, from foreclosure property, minus (3) the sum of certain items of noncash income. Thus, investors should note that the 95% distribution requirement referred to in the second paragraph under that heading has been reduced (effective January 1, 2001) to a 90% distribution requirement.

In determining the extent to which a distribution constitutes a dividend for tax purposes, Anthracite's earnings and profits generally will be allocated first to distributions with respect to the Series C Preferred Stock, on a pro rata basis, and then to Anthracite's common stock. If Anthracite has net capital gains and designates some or all of its distributions as capital gain dividends to that extent, the capital gain dividends will be allocated among different classes of stock in proportion to the allocation of earnings and profits as described above.

Mezzanine Loans

There is some uncertainty as to whether mezzanine loans constitute qualifying assets for purposes of the 75% asset test and result in qualifying income for purposes of the 75% gross income test. Recent private letter rulings issued by the IRS to other taxpayers indicate that, in certain circumstances, mezzanine loans secured by interests in a partnership or limited liability company, substantially all of the assets of which represent interests in real estate, constitute qualifying assets and result in qualifying income. Our subsidiary Carbon Capital, Inc. has received an opinion of counsel to the effect that the mezzanine loans made by it will constitute qualifying assets and result in qualifying income. However, an opinion of counsel is not binding on the IRS, and we may not rely on private letter rulings issued to other taxpayers. If the mezzanine loans were determined not to constitute qualifying assets and did not result in qualifying income for purposes of these tests, based upon our balance sheet as of March 31, 2003 and net income for the three months ended
March 31, 2003, our REIT status would not be jeopardized.

Tax Legislative Proposals

There have been recent tax legislative proposals, including by the Bush Administration, which would, if enacted, allow corporations to pay dividends that are wholly or partially tax-free to shareholders or, to the extent dividends are not paid, allow stockholders to increase the tax basis of their shares. The Bush Administration proposal does not apply to distributions to REIT stockholders. Although these proposals do not adversely affect the tax treatment of REITs, if passed, investments in non-REIT corporations may become relatively more attractive.

For a discussion of the additional material federal income tax consequences relating to the acquisition, holding and disposition of our stock, including our Series C Preferred Stock, please see the description in the accompanying prospectus under the heading "Federal Income Tax Considerations."

UNDERWRITING

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of the Series C Preferred Stock being offered. The underwriters' obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Series C Preferred Stock set forth opposite its name below.

Underwriters	Number of Shares
Bear, Stearns & Co. Inc.
Friedman, Billings, Ramsey & Co., Inc.
Stifel, Nicolaus & Company, Incorporated
Advest, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Jefferies & Company, Inc.
Total	2,000,000

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the Series C Preferred Stock being offered if any shares are purchased, other than those covered by the over-allotment option described below.

We have granted the underwriters an option to purchase up to 300,000 additional shares of our Series C Preferred Stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. This option may be exercised, in whole or in part, at any time within 30 days after the date of the prospectus supplement. To the extent the option is exercised, the underwriters will be severally committed, subject to certain conditions, to purchase their respective commitments as indicated in the table above.

The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 300,000 shares of Series C Preferred Stock.

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions payable by us	$	$	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $185,000.

The underwriters propose to offer the Series C Preferred Stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement and to select dealers at such price less a concession not to exceed $     per share. The underwriters may allow, and such selected dealers may reallow a concession not to exceed $     per share. The shares of Series C Preferred Stock will be available for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of shares in whole or in part. After commencement of this offering, the underwriters may change the public offering price and other selling terms.

We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

We have agreed in the underwriting agreement to not authorize or effect the sale or issuance, or agree to sell or issue, any shares of Series C Preferred Stock or any parity or senior securities with respect to the Series C Preferred Stock (as to dividend rights or rights upon liquidation, dissolution or winding up) for a period of 90 days commencing on the date the underwriting agreement is executed, without the prior written consent of Bear Stearns.

The Series C Preferred Stock is a new issue of securities and, prior to the Series C Preferred Stock being accepted for listing on the New York Stock Exchange, there will be no established trading market for the Series C Preferred Stock. We anticipate the NYSE will authorize, upon official notice of issuance, the listing of the Series C Preferred Stock under the symbol "AHR PrC." We expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series C Preferred Stock. In order to meet the requirements for listing the Series C Preferred Stock on the NYSE, the underwriters have undertaken to sell (i) Series C Preferred Stock to ensure a minimum of 100 beneficial holders with a minimum of 100,000 shares of Series C Preferred Stock outstanding and (ii) sufficient Series C Preferred Stock so that following this offering, the Series C Preferred Stock has a minimum aggregate market value of $2 million. The underwriters have advised us that prior to the commencement of listing on the NYSE they intend to make a market in the Series C Preferred Stock, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series C Preferred Stock.

In order to facilitate the offering of the Series C Preferred Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series C Preferred Stock in accordance with Regulation M under the Securities Exchange Act 1934.

The underwriters may over-allot the Series C Preferred Stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in this offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase the additional shares of Series C Preferred Stock described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares from us through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of the Series C Preferred Stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Accordingly, to cover these short sales positions or to stabilize the market price of the Series C Preferred Stock, the underwriters may bid for, and purchase, shares of Series C Preferred Stock in the open market. These transactions may be effected on the NYSE or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our Series C Preferred Stock may have the effect of raising or maintaining the market price of the Series C Preferred Stock or preventing or mitigating a decline in the market price of the Series C Preferred Stock. As a result, the price of the Series C Preferred Stock may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

From time to time, the underwriters and/or their affiliates have in the past performed, and may in the future continue to perform, investment banking, broker dealer, lending, financial advisory or other services for us for which they have received, or may receive, customary compensation.

LEGAL MATTERS

Certain legal matters relating to Maryland law relating to the validity of the Series C Preferred Stock being offered by this prospectus supplement is being passed upon for us by Miles & Stockbridge P.C., Baltimore, Maryland. The validity of the issuance of the shares of Series C Preferred Stock offered hereby as well as some legal matters described under "Additional Federal Income Tax Considerations" in the prospectus supplement and "Federal Income Tax Considerations" in the accompanying prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The validity of the Series C Preferred Stock offered by this prospectus supplement will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

EXPERTS

Our financial statements included in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$371,975,600
ANTHRACITE CAPITAL, INC.

COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES AND WARRANTS

Anthracite Capital, Inc. may sell to the public:

•	common stock
•	preferred stock
•	debt securities
•	warrants to purchase common stock
•	warrants to purchase preferred stock

References in this prospectus to "Anthracite," "we," "us," or "our" refer to Anthracite Capital, Inc. Prior to January 1998, our name was Anthracite Mortgage Capital, Inc.

We urge you to read this prospectus and the accompanying prospectus supplement, which will describe the specific terms of the common stock, the preferred stock, the debt securities and the warrants, carefully before you make your investment decision.

An investment in the securities being offered involves significant risks. See "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is April 29, 2002

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of proceeds of $371,975,600. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including ours. Our common stock is listed and traded on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement filed with the SEC by us. The full registration statement can be obtained from the SEC as indicated above, or from us.

The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC (File No. 1-13937) under the Securities Exchange Act of 1934 (the "Exchange Act"), and these documents are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended by our annual Report on Form 10-K/A filed on April 29, 2002;
•	Our Current Report on Form 8-K filed on April 29, 2002;
•	Our Current Report on Form 8-K filed on February 13, 2002;
•	Our Definitive Proxy Statement filed on April 17, 2002; and
•	The description of the common stock contained in our registration statement on Form 8-A, filed on March 9, 1998, under the Exchange Act, including any amendment or report filed to update the description.

We incorporate by reference the documents listed above and any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes the statement. Any statement that is so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus. You may direct your requests to Investor Relations, Anthracite Capital, Inc., 40 East 52nd Street, New York, New York 10022 (telephone number (212) 409-3333).

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Some statements contained or incorporated by reference in this registration statement constitute forward-looking statements as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. Some factors could cause actual results to differ materially from those in the forward-looking statements. Factors that might cause such a material difference include, but are not limited to:

(a)    changes in the general economic climate,

(b)    termination of the management agreement,

(c)    interest rate fluctuations,

(d)    our failure to qualify as a REIT and

(e)    general competitive factors.

ANTHRACITE CAPITAL, INC. AND THE MANAGER

Anthracite Capital, Inc., a Maryland corporation, was formed in November 1997 to invest in multifamily, commercial and residential mortgage loans, mortgage-backed securities and other real estate related assets in both U.S. and non-U.S. markets. Our business focuses on (i) originating high yield commercial real estate loans, which includes senior interests in partnerships that own real property and are reported as real estate or joint venture investments, (ii) investing in below investment grade commercial mortgage backed securities where the Company has the right to control the foreclosure/workout process on the underlying loans, and (iii) acquiring investment grade real estate related securities. We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code") beginning with our 1998 taxable year, and we will generally not be subject to federal income tax to the extent that we distribute our net income to our stockholders and qualify for taxation as a REIT. Our address is 40 East 52nd Street, New York, New York 10022 and our Internet address is www.anthracitecapital.com. The information on our Internet site is not part of this prospectus. Our operations are managed by BlackRock Financial Management, Inc. which is referred to in this prospectus as "BlackRock." We have no ownership interest in BlackRock.

BlackRock is a subsidiary of PNC Bank, National Association, which is itself a wholly owned subsidiary of the PNC Financial Services Group, Inc. Established in 1988, BlackRock is a registered investment adviser under the Investment Advisers Act of 1940 and is one of the largest fixed-income investment management firms in the United States. BlackRock engages in investment and risk management as its sole businesses and specializes in the management of domestic and offshore fixed-income assets for pension and profit sharing plans, financial institutions such as banking and insurance companies and mutual funds for retail and institutional investors. The address of BlackRock is 40 East 52nd Street, New York, New York 10022 and BlackRock's Internet address is www.blackrock.com. The information on BlackRock's Internet site is not part of this prospectus.

RISK FACTORS

Conflicts of interest of BlackRock may result in decisions that do not fully reflect stockholders' best interests.

Anthracite and BlackRock have common officers and directors, which may present conflicts of interest in Anthracite's dealings with BlackRock and its affiliates, including Anthracite's purchase of assets originated by such affiliates. For example, Anthracite may purchase certain mortgage assets from PNC Bank, which owns 70% of the outstanding capital stock of BlackRock, Inc., the sole shareholder of BlackRock. PNC Bank will be able to influence the investment decisions of Anthracite.

BlackRock and its employees may engage in other business activities which could reduce the time and effort spent on the management of Anthracite. BlackRock also provides services to REITs not affiliated with us. As a result, there may be a conflict of interest between the operations of BlackRock and its affiliates in the acquisition and disposition of mortgage assets. In addition, BlackRock and its affiliates may from time to time purchase mortgage assets for their own account and may purchase or sell assets from or to Anthracite. Such conflicts may result in decisions and allocations of mortgage assets by BlackRock that are not in our best interests.

Although we have adopted investment guidelines, those guidelines give BlackRock significant discretion in investing. Anthracite's investment and operating policies and the strategies that BlackRock uses to implement those policies may be changed at any time without the consent of stockholders.

We are dependent on BlackRock and the termination by us of our management agreement with BlackRock could result in a termination fee.

The management agreement between Anthracite and BlackRock provides for base management fees payable to BlackRock without consideration of the performance of Anthracite's portfolio and also provides for incentive fees based on certain performance criteria, which could result in BlackRock recommending riskier or more speculative investments. Termination of the management agreement between Anthracite and BlackRock by Anthracite would result in the payment of a substantial termination fee, which could adversely affect Anthracite's financial condition. Termination of the management agreement by Anthracite could also adversely affect Anthracite if Anthracite were unable to find a suitable replacement.

Interest rate fluctuations will affect the value of our mortgage assets, net income and common stock.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations can adversely affect the income and value of our common stock in many ways and present a variety of risks, including the risk of a mismatch between asset yields and borrowing rates, variances in the yield curve and changing prepayment rates.

An interest rate mismatch could occur between asset yields and borrowing rates resulting in decreased yield.

Our operating results depend in large part on differences between the income from our assets (net of credit losses) and our borrowing costs. We fund a substantial portion of our assets with borrowings which have interest rates that reset relatively rapidly, such as monthly or quarterly. We anticipate that, in most cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of borrowings, creating a potential mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates tend to decrease our net income and market value of our net assets. Interest rate fluctuations that result in our interest expense exceeding interest income would result in Anthracite incurring operating losses.

Interest rate caps on our mortgage-backed securities may adversely affect our profitability.

Our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while the interest rates on our adjustable-rate mortgage-backed securities would be limited by caps.

Because we acquire fixed-rate securities, an increase in interest rates may adversely affect our profitability.

We also invest in fixed-rate mortgage-backed securities. In a period of rising interest rates, our interest payments could increase while the interest we earn on our fixed-rate mortgage-backed securities would not change. This would adversely affect our profitability.

A disproportionate rise in short term interest rates as compared to long term interest rates may adversely affect our income.

The relationship between short-term and long-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than long-term interest rates. If short-term interest rates rise disproportionately relative to long-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because our borrowings will primarily bear interest at short-term rates and our assets will primarily bear interest at medium-term to long-term rates, a flattening of the yield curve tends to decrease our net income and market value of our net assets. Additionally, to the extent cash flows from long-term assets that return scheduled and unscheduled principal are reinvested, the spread between the yields of the new assets and available borrowing rates may decline and also may tend to decrease the net income and market value of our net assets. It is also possible that short-term interest rates may adjust relative to long-term interest rates such that the level of short-term rates exceeds the level of long-term rates (a yield curve inversion). In this case, borrowing costs may exceed the interest income and operating losses could be incurred.

Our assets include subordinated commercial mortgage-backed securities which are subordinate in right of payment to more senior securities.

Our assets include a significant amount of subordinated commercial mortgage-backed securities, which are the most subordinate class of securities in a structure of securities secured by a pool of loans and accordingly are the first to bear the loss upon a restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. We may not recover the full amount or, in extreme cases, any of our initial investment in such subordinated interests. Additionally, market values of these subordinated interests tend to be more sensitive to changes in economic conditions than more senior interests. As a result, such subordinated interests generally are not actively traded and may not provide holders thereof with liquidity of investment.

Our assets include mezzanine loans which have greater risks of loss than more senior loans.

Our assets include a significant amount of mezzanine loans which involve a higher degree of risk than long-term senior mortgage loans. In particular, a foreclosure by the holder of the senior loan could result in the mezzanine loan becoming unsecured. Accordingly, we may not recover some or all of our investment in such a mezzanine loan. Additionally, the Company may permit higher loan to value ratios on mezzanine loans than it would on conventional mortgage loans when it is entitled to share in the appreciation in value of the property securing the loan.

Prepayment rates can increase which would adversely affect yields on our investments.

The yield on investments in mortgage loans and mortgage-backed securities and thus the value of our common stock is sensitive to changes in prevailing interest rates and changes in prepayment rates, which results in a divergence between Anthracite's borrowing rates and asset yields, consequently reducing income derived from our investments.

Our ownership of non-investment grade mortgage assets subjects us to an increased risk of loss.

We acquire mortgage loans and non-investment grade mortgage-backed securities, which are subject to greater risk of credit loss on principal and non-payment of interest in contrast to investments in senior investment grade securities.

Our mortgage loans are subject to certain risks.

We acquire, accumulate and securitize mortgage loans as part of our investment strategy. While holding mortgage loans, we are subject to risks of borrower defaults, bankruptcies, fraud and special hazard losses that are not covered by standard hazard insurance. Also, the costs of financing and hedging the mortgage loans can exceed the interest income on the mortgage loans. In the event of any default under mortgage loans held by us, we will bear the risk of loss of principal to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. In addition, delinquency and loss ratios on Anthracite's mortgage loans are affected by the performance of third-party servicers and special servicers.

We invest in multifamily and commercial loans which involve a greater risk of loss than single family loans.

Our investments include multifamily and commercial real estate loans which are considered to involve a higher degree of risk than single family residential lending because of a variety of factors, including generally larger loan balances, dependency for repayment on successful operation of the mortgaged property and tenant businesses operating therein, and loan terms that include amortization schedules longer than the stated maturity which provide for balloon payments at stated maturity rather than periodic principal payments. In addition, the value of multifamily and commercial real estate can be affected significantly by the supply and demand in the market for that type of property.

Limited recourse loans limit our recovery to the value of the mortgaged property.

A substantial portion of the mortgage loans we acquire may contain limitations on the mortgagee's recourse against the borrower. In other cases, the mortgagee's recourse against the borrower is limited by applicable provisions of the laws of the jurisdictions in which the mortgaged properties are located or by the mortgagee's selection of remedies and the impact of those laws on that selection. In those cases, in the event of a borrower default, recourse may be limited to only the specific mortgaged property and other assets, if any, pledged to secure the relevant mortgage loan. As to those mortgage loans that provide for recourse against the borrower and their assets generally, there can be no assurance that such recourse will provide a recovery in respect of a defaulted mortgage loan greater than the liquidation value of the mortgaged property securing that mortgage loan.

The volatility of certain mortgaged property values may adversely affect our mortgage loans.

Commercial and multifamily property values and net operating income derived therefrom are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by plant closings, industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; perceptions by prospective tenants, retailers and shoppers of the safety, convenience, services and attractiveness of the property; the willingness and ability of the property's owner to provide capable management and adequate maintenance; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs).

We invest in foreign mortgage loans and real properties which are subject to currency conversion risks, foreign tax laws and uncertainty of foreign laws.

We invest in mortgage loans secured by real property located outside the United States, which exposes us to currency conversion risks, foreign tax laws and the uncertainty of foreign laws.

Leveraging our investments may increase our exposure to loss.

Our charter does not expressly limit borrowings. We leverage our investments and thereby increase the volatility of our income and net asset value which may result in operating or capital losses. If borrowing costs increase, or if the cash flow generated by our assets decreases, our use of leverage will increase the likelihood that we will experience reduced or negative cash flow and reduced liquidity.

Our hedging transactions can limit our gains and increase our exposure to losses.

We use hedging strategies that involve risk and that may not be successful in insulating us from exposure to changing interest and prepayment rates. There can be no assurance that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Failure to maintain REIT status would have adverse tax consequences.

To continue to qualify as a REIT, we must comply with requirements regarding the nature of our assets and our sources of income. If we are compelled to liquidate our mortgage-backed securities, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of these asset and source of income requirements, and the consequences of our failure to continue to qualify as a REIT, please see the "Federal Income Tax Considerations" section of this prospectus.

Potential future offerings could dilute the interests of holders of our common stock.

Stockholders will be subject to significant potential dilution from future equity offerings, including offerings of preferred stock and conversions of preferred stock or exercises of options or warrants which may have an adverse effect on the market price of our common stock.

Competition may adversely affect our ability to acquire assets.

Because of competition, we may not be able to acquire mortgage-backed securities at favorable yields.

Failure to maintain an exemption from the investment company act would restrict our operating flexibility.

We conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, we do not expect to be subject to the restrictive provisions of the 1940 Act. Failure to maintain an exemption from the 1940 Act would adversely affect our ability to operate.

Restrictions on ownership of our common stock may inhibit market activity.

In order for Anthracite to meet the requirements for qualification as a REIT at all times, our charter prohibits any person from acquiring or holding, directly or indirectly, shares of capital stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of any class of our capital stock. Our charter further prohibits (i) any person from beneficially or constructively owning shares of capital stock that would result in Anthracite being "closely held" under Section 856(h) of the Code or would otherwise cause Anthracite to fail to qualify as a REIT, and (ii) any person from transferring shares of capital stock if such transfer would result in shares of capital stock being beneficially owned by fewer than 100 persons. If any transfer of shares of capital stock occurs which, if effective, would result in a violation of one or more ownership limitations, then that number of shares of capital stock, the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole shares) shall be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee may not acquire any rights in such shares; provided, however, that if any transfer occurs which, if effective, would result in shares of capital stock being owned by fewer than 100 persons, then the transfer shall be null and void and the intended transferee shall acquire no rights to the stock. Subject to certain limitations, our Board of Directors may waive the limitations for certain investors.

The authorized capital stock of Anthracite includes preferred stock issuable in one or more series. The issuance of preferred stock could have the effect of making an attempt to gain control of Anthracite more difficult by means of a merger, tender offer, proxy contest or otherwise. The currently outstanding preferred stock has a preference on dividend payments that could affect our ability to make dividend distributions to the common stockholders.

The provisions of our charter or relevant Maryland law may inhibit market activity and the resulting opportunity for the holders of our common stock to receive a premium for their common stock that might otherwise exist in the absence of such provisions. Such provisions also may make Anthracite an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our common stock.

Material provisions of the Maryland General Corporation Law ("MGCL") relating to "business combinations" and a "control share acquisition" and of the charter and bylaws of Anthracite may also have the effect of delaying, deterring or preventing a takeover attempt or other change in control of Anthracite that would be beneficial to stockholders and might otherwise result in a premium over then prevailing market prices. Although the bylaws of Anthracite contain a provision exempting the acquisition of our common stock by any person from the control share acquisition statute, there can be no assurance that such provision will not be amended or eliminated at any time in the future.

We may become subject to environmental liabilities.

We may become subject to environmental risks when we acquire interests in properties with material environmental problems. Such environmental risks include the risk that operating costs and values of these assets may be adversely affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Such laws often impose liability regardless of whether the owner or operator knows of, or was responsible for, the presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of hazardous substances could exceed the value of the property. Our income and ability to make distributions to our stockholders could be affected adversely by the existence of an environmental liability with respect to our properties.

There is a limitation on the liability of BlackRock.

Pursuant to the management agreement, BlackRock will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of the Board of Directors in following or declining to follow its advice or recommendations. BlackRock and its directors and officers will not be liable to Anthracite, any of our subsidiaries, the unaffiliated directors, our stockholders or any subsidiary's stockholders for acts performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under the management agreement. We have agreed to indemnify BlackRock and its directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of BlackRock not constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement.

Our investments may be illiquid and their value may decrease.

Many of our assets are relatively illiquid. In addition, certain of the mortgage-backed securities that we have acquired or we will acquire will include interests that have not been registered under the relevant securities laws, resulting in a prohibition against transfer, sale, pledge or other disposition of those mortgage-backed securities except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. Our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. No assurances can be given that the fair market value of any of our assets will not decrease in the future.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use the proceeds of any securities sold for general corporate purposes, including acquisitions.

RATIO OF EARNINGS TO FIXED CHARGES

The following table displays our ratio of earnings to fixed charges.

	For Year Ended December 31, 2001	For Year Ended December 31, 2000	For Year Ended December 31, 1999	For The Period March 24, 1998 Through December 31, 1998
Ratio of earnings to fixed charges	1.98X	1.77X	2.03X	0.94X

Earnings were inadequate to cover fixed charges (loss of $1.4 million) for the fiscal year ended December 31, 1998. The loss included a non-recurring realized loss of $18.44 million. Excluding the non-recurring loss, the ratio of earnings to fixed charges was 1.69x.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

	For Year Ended December 31, 2001	For Year Ended December 31, 2000	For Year Ended December 31, 1999	For The Period March 24, 1998 Through December 31, 1998
Ratio of earnings to combined fixed charges and preferred stock dividends	1.69X	1.55X	2.01X	0.94X

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the common stock, preferred stock, debt securities and warrants to purchase our common stock or preferred stock. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for each security.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 500,000,000 shares of capital stock, 400,000,000 of such shares being common stock, par value $.001 per share, and 100,000,000 shares being preferred stock, par value $.001 per share, issuable in one or more series. As of March 25, 2002, 45,924,297 shares of common stock were issued and outstanding. 2,212,697 shares of 10% Series B Cumulative Redeemable Convertible Preferred Stock were issued and outstanding as of March 25, 2002. The Series B Preferred Stock is convertible into 3,237,065 shares of our common stock at a conversion price of $17.09 per share.

No warrants to purchase either common stock or preferred stock were issued or outstanding as of March 25, 2002.

COMMON STOCK

Voting Rights.    Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by our stockholders, subject to the provisions of our charter regarding the ownership of shares of common stock in excess of the ownership limitations described below under "Repurchase of Shares and Restrictions on Transfer".

Dividends.    The holders of outstanding shares of common stock, subject to any preferences that may be applicable to any outstanding series of preferred stock, are entitled to receive ratably such dividends out of assets legally available for that purpose at such times and in such amounts as the board of directors may from time to time determine.

Liquidation and Dissolution.    Upon liquidation or dissolution of Anthracite, the holders of the common stock will be entitled to share ratably in our assets legally available for distribution to stockholders after payment of, or provision for, all known debts and liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

Other Rights.    Holders of the common stock generally have equal dividend, distribution, liquidation and other rights, and shall have no preference, conversion, exchange, appraisal, preemptive or cumulative voting rights. All outstanding shares of the common stock are, and any common shares offered by a prospectus supplement, when issued, will be, duly authorized, fully paid and non-assessable by Anthracite.

Transfer Agent and Registrar

The Bank of New York acts as transfer agent and registrar for the common stock.

Preferred Stock

General.    We are authorized to issue 100,000,000 shares of preferred stock. 2,212,697 shares of 10% Series B Preferred Stock were issued and outstanding as of March 25, 2002. The Series B Preferred Stock is convertible into 3,237,065 shares of our common stock at a conversion price of $17.09 per share. No warrants to purchase either common stock or preferred stock were issued or outstanding as of March 25, 2002. Our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the number of shares, dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking funds, and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of preferred stock could have the effect of making an attempt to gain control of us more difficult by means of a merger, tender offer, proxy contest or otherwise. The preferred stock, if issued, would have a preference on dividend payments that could affect our ability to make dividend distributions to the common stockholders. The preferred stock will, when issued, be duly authorized, fully paid and non-assessable by Anthracite.

A prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering. They will include:

•	the title and stated value of the preferred stock;
•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;
•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;
•	whether dividends shall be cumulative or non cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;
•	the procedures for an auction and remarketing, if any, for the preferred stock;
•	the provisions for a sinking fund, if any, for the preferred stock;
•	any voting rights of the preferred stock;
•	the provisions for redemption, if applicable, of the preferred stock;
•	any listing of the preferred stock on any securities exchange;
•	the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price or the manner of calculating the conversion price and conversion period;
•	if appropriate, a discussion of Federal income tax consequences applicable to the preferred stock;
•	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to assist us in qualifying as a REIT;

•	all series of preferred stock will rank on a parity with each other unless otherwise specified in the charter and will rank senior to common stock with respect payment of dividends and distribution of assets upon liquidation; and
•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Conversion or Exchange.    The terms, if any, on which the preferred stock may be convertible into or exchangeable for our common stock or other securities will be stated in the preferred stock prospectus supplement. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our common stock or other securities to be received by the holders of preferred stock would be subject to adjustment.

Description of Warrants

We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently or together with any offered securities and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent specified in the agreement and us. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;
•	the aggregate number of the warrants;
•	the price or prices at which the warrants will be issued;
•	the currencies in which the price or prices of the warrants may be payable;
•	the designation, amount and terms of the offered securities purchasable
•	upon exercise of the warrants;
•	the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with the security;
•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;
•	the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;
•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;
•	the minimum or maximum amount of the warrants which may be exercised at any one time;
•	information with respect to book-entry procedures, if any;
•	if appropriate, a discussion of Federal income tax consequences; and
•	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Repurchase of Shares and Restrictions On Transfer

Two of the requirements for qualification as a real estate investment trust are that

(1)	during the last half of each taxable year for which a REIT election is made, other than the first taxable year for which a REIT election is made, not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals. This requirement is known as the "5/50 Rule"; and

(2)	there must be at least 100 stockholders on 335 days of each taxable year of 12 months, other than the first taxable year for which a REIT election is made.

To assist us in meeting these requirements, the charter prohibits any person from acquiring or holding, directly or indirectly, in excess of 9.8%, in value or in number of shares, whichever is more restrictive, of the number of our outstanding shares of common stock or any class of preferred stock. For this purpose, the term "ownership" is defined in accordance with the REIT Provisions of the Internal Revenue Code and the constructive ownership provisions of Section 544 of the Internal Revenue Code, as modified by Section 856(h)(1)(B) of the Internal Revenue Code. Subject to certain limitations, our board of directors may modify the ownership limitations provided such action does not affect our qualification as a REIT.

For purposes of the 5/50 Rule, the constructive ownership provisions applicable under Section 544 of the Internal Revenue Code

(1)	attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries,
(2)	attribute ownership of securities owned by certain family members to other members of the same family, and
(3)	treat securities with respect to which a person has an option to purchase as actually owned by that person.

These rules will be applied in determining whether a person holds shares of common stock or preferred stock in violation of the ownership limitations specified in the articles of amendment and restatement. Accordingly, under certain circumstances, shares of common stock or preferred stock owned by a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the ownership limitations specified in the charter. Ownership of shares of common stock through such attribution is generally referred to as constructive ownership. The 100 stockholder test is determined by actual, and not constructive, ownership.

The articles of amendment and restatement further provide that if any transfer of shares of common stock which, if effective, would

(1)	result in any person beneficially or constructively owning shares of common stock in excess or in violation of the 9.8% ownership limitations described above,
(2)	result in our stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution, or
(3)	result in us being "closely held" under Section 856(h) of the Internal Revenue Code,

then that number of shares of common or preferred stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations, rounded to the nearest whole shares, shall be automatically transferred to a trustee as trustee of a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee shall not acquire any rights in such shares. Shares of common or preferred stock held by the trustee shall be issued and outstanding shares of common or preferred stock. The intended transferee shall not benefit economically from owning any shares held in the trust, shall have no rights to dividends, and shall possess no rights to vote or other rights attributable to the shares held in the trust. The trustee shall have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid to the intended transferee before our discovery that shares of common or preferred stock have been transferred to the trustee shall be paid with respect to such shares to the trustee by the intended transferee upon demand and any dividend or other distribution authorized but unpaid shall be paid to the trustee. Our board of directors may, in its discretion, modify these restrictions on owning shares in excess of the ownership limitations, to the extent such modifications do not affect our qualification as a REIT.

Within 20 days of receiving notice from us that shares of common or preferred stock have been transferred to the trust, the trustee shall sell the shares held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations specified in the charter. Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows: The intended transferee shall receive the lesser of (1) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, e.g., in the case of a gift, devise or other such transaction, the market price, as defined below, of the shares on the day of the event causing the shares to be held in the trust, and (2) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Any net sales proceeds in excess of the amount payable to the intended transferee shall be immediately paid to the charitable beneficiary. In addition, shares of common or preferred stock transferred to the trustee shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the trust or, in the case of a devise or gift, the market price at the time of such devise or gift, and (2) the market price on the date we, or our designee, accept such offer. We shall have the right to accept such offer until the trustee has sold shares held in the trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee.

The term "market price" on any date shall mean, with respect to any class or series of outstanding shares of our stock, the closing price, as defined below, for such shares on such date. The "closing price" on any date shall mean the last sale price for such shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if such shares are not listed or admitted to trading on the New York Stock Exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such shares are listed or admitted to trading or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc., Automated Quotation Systems, or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares selected by our board of directors or, in the event that no trading price is available for such shares, the fair market value of the shares, as determined in good faith by our board of directors.

Every owner of more than 5%, or such lower percentage as required by the Internal Revenue Code or the regulations promulgated under the Internal Revenue Code, of the outstanding shares or any class or series of our stock, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock beneficially owned and a description of the manner in which such shares are held. Each owner of more than 5% shall provide to us additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitations.

Material Provisions of Maryland Law and of Our Charter and Bylaws

The following is a summary of the material provisions of the Maryland General Corporation Law, as amended from time to time, and of our charter and bylaws. It does not restate the material provisions completely. We urge you to read our charter and bylaws, copies of which are incorporated by reference into the registration statement of which this prospectus is a part. See "Where You Can Find More Information." For a description of additional restrictions on transfer of the common stock, see "Description of Capital Stock—Repurchase of Shares and Restrictions on Transfer."

Removal of Directors

The charter provides that a director may be removed from office at any time for cause by the affirmative vote of the holders of at least two-thirds of the votes of the shares entitled to be cast in the election of directors.

Staggered Board

The charter and bylaws divide the board of directors into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered three-year terms. The classification of the board of directors will make it more difficult for stockholders to change the composition of the board of directors because only a minority of the directors can be elected at any one time. The classification provisions could also discourage a third party from accumulating our stock or attempting to obtain control of us, even though this attempt might be beneficial to us and some, or a majority, of our stockholders. Accordingly, under certain circumstances stockholders could be deprived of opportunities to sell their shares of common stock or preferred stock at a higher price than might otherwise be available.

Business Combinations

Under the MGCL, certain "business combinations" including a merger, consolidation, share exchange or, in some circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and an "interested stockholder" or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An interested stockholder is defined in the MGCL as any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation. During the five year period, any applicable business combination must be recommended by the board of directors of that corporation and approved by the affirmative vote of at least

(a)	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and

(b)	two-thirds of the votes entitled to be cast by holders of voting Stock of the corporation other than shares held by the interested stockholder with whom, or with whose affiliate, the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. The MGCL does not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation before the interested stockholder becomes an interested stockholder.

Control Share Acquisitions

The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

(1)	one-tenth or more but less than one-third,

(2)	one-third or more but less than a majority or

(3)	a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply

•	to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or
•	to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares of common stock. We cannot give any assurance that such provision will not be amended or eliminated at any time in the future.

Amendment to the Charter

We reserve the right from time to time to make any amendment to our charter that is authorized by law at present or in the future, including any amendment which alters the contract rights as expressly stated in the charter, of any shares of outstanding stock. The charter may be amended only by the affirmative vote of holders of shares entitled to cast at least a majority of all the votes entitled to be cast on the matter; provided, however, that provisions relating to the indemnification of our present and former directors and officers, our election to be taxed as a REIT, the removal of directors for cause and dissolution of Anthracite may be amended only by the affirmative vote of a majority of the board of directors and the holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast in the election of directors.

Dissolution of Anthracite

The dissolution of Anthracite must be approved by the affirmative vote of at least two-thirds of all of the votes ordinarily entitled to be cast in the election of directors, voting together as a single class, and the affirmative vote of holders of at least two-thirds of any series or class of stock expressly granted a series or class vote on the dissolution of Anthracite in the resolutions providing for such series or class. Before such vote, the dissolution must be approved by a majority of the board of directors.

Advance Notice of Director Nominations and New Business

The bylaws provide that

(a)	with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only

(1)	pursuant to our notice of the meeting,

(2)	by the board of directors or,

(3)	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures specified in the bylaws, and

(b)	with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to the board of directors or

(c)	provided that the board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions specified in the bylaws.

Possible Anti-takeover Effect of Material Provisions of Maryland Law and of the Charter and Bylaws

The business combination provisions and, if the applicable provision in the bylaws is rescinded, the control share acquisition provisions of the MGCL, the provisions of the charter creating a staggered board and the advance notice provisions of the bylaws could delay, defer or prevent a change in control of Anthracite or other transaction that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Reports to Stockholders

We will furnish our stockholders with annual reports containing audited financial statements and such other periodic reports as we may determine to furnish or as may be required by law.

DESCRIPTION OF DEBT SECURITIES

The following description contains general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may not apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. For more information please refer to the senior indenture among a trustee to be selected and us, relating to the issuance of the senior notes, and the subordinated indenture among a trustee to be selected and us, relating to issuance of the subordinated notes. Forms of these documents are filed as exhibits to the registration statement, which includes this prospectus.

As used in this prospectus, the term indentures refers to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act. As used in this prospectus, the term trustee refers to either the senior trustee or the subordinated trustee, as applicable.

The following are summaries of material provisions of the senior indenture and the subordinated indenture. They do not restate the indentures in their entirety. We urge you to read the indentures applicable to a particular series of debt securities because they, and not this description, define your rights as the holders of the debt securities. Except as otherwise indicated, the terms of the senior indenture and the subordinated indenture are identical.

General

Each prospectus supplement will describe the following terms relating to a series of notes:

•	the title;
•	any limit on the amount that may be issued;
•	whether or not such series of notes will be issued in global form, the terms and who the depository will be;

•	the maturity date(s);
•	the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record dates for interest payment dates or the method for determining such date(s);
•	the place(s) where payments shall be payable;
•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;
•	the date, if any, after which, and the price(s) at which, such series of notes may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;
•	the date(s), if any, on which, and the price(s) at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the Holder's option to purchase, such series of notes and other related terms and provisions;
•	the denominations in which such series of notes will be issued, if in other than denominations of $1,000 and any integral multiple thereof; and
•	any mandatory or optional sinking fund or similar provisions;
•	the currency or currency units of payment of the principal of, premium, if any, and interest on the notes;
•	any index used to determine the amount of payments of the principal of, premium, if any, and interest on the notes and the manner in which such amounts shall be determined;
•	the terms pursuant to which such notes are subject to defeasance;
•	the terms and conditions, if any, pursuant to which such notes are secured;
•	any other terms (which terms shall not be inconsistent with the Indenture).

The notes may be issued as original issue discount securities. An original issue discount security is a note, including any zero-coupon note, which:

•	is issued at a price lower than the amount payable upon its stated maturity and
•	provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity, shall become due and payable.

United States federal income tax consequences applicable to notes sold at an original issue discount will be described in the applicable prospectus supplement. In addition, United States federal income tax or other consequences applicable to any notes which are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

Under the indentures, we will have the ability, in addition to the ability to issue notes with terms different from those of notes previously issued, without the consent of the holders, to reopen a previous issue of a series of notes and issue additional notes of that series, unless the reopening was restricted when the series was created, in an aggregate principal amount determined by us.

Conversion or Exchange Rights

The terms, if any, on which a series of notes may be convertible into or exchangeable for our common stock or other securities will be described in the prospectus supplement relating to that series of notes. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our common stock or other securities to be received by the holders of the series of notes would be subject to adjustment.

Consolidation, Merger or Sale

The indentures do not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of their assets. However, any successor or acquirer of such assets must assume all of our obligations under the indentures or the notes, as appropriate.

Events of Default Under the Indenture

The following are events of default under the indentures with respect to any series of notes issued:

•	failure to pay interest when due and such failure continues for 30 days and the time for payment has not been extended or deferred;
•	failure to pay the principal (or premium, if any) when due;
•	failure to observe or perform any other covenant contained in the notes or the indentures (other than a covenant specifically relating to another series of notes), and such failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of that series; and
•	certain events of bankruptcy, insolvency or reorganization of Anthracite.

If an event of default with respect to notes of any series occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice in writing to us (and to the trustee if notice is given by such holders), may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

The holders of a majority in principal amount of the outstanding notes of an affected series may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding:

•	payment of principal, premium, if any, or interest; or
•	certain covenants containing limitations on our ability to pay dividends and make payments on debt securities in certain circumstances.

Any such waiver shall cure such default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of that series, provided that:

•	it is not in conflict with any law or the applicable indenture;
•	the trustee may take any other action deemed proper by it which is not inconsistent with such direction; and
•	subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the notes of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute such proceedings as trustee; and
•	the trustee does not institute such proceeding, and does not receive from the holders of a majority in the aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after such notice, request and offer.

These limitations do not apply to a suit instituted by a holder of notes if we default in the payment of the principal, premium, if any, or interest on, the notes.

We will periodically file statements with the trustee regarding our compliance with certain of the covenants in the indentures.

Modification of Indenture; Waiver

Anthracite and the trustee may change an indenture without the consent of any holders with respect to certain matters, including:

•	to fix any ambiguity, defect or inconsistency in such indenture; and
•	to change anything that does not materially adversely affect the interests of any holder of notes of any series.

In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, we can make the following changes only with the consent of each holder of any outstanding notes affected:

•	extending the fixed maturity of such series of notes;
•	change any of our obligations to pay additional amounts;
•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any such notes;
•	reducing the percentage of notes, the holders of which are required to consent to any amendment.
•	reduce the amount of principal of an original issue discount security or any other note payable upon acceleration of the maturity thereof,
•	change currency in which any note or any premium or interest is payable,
•	impair the right to enforce any payment on or with respect to any note,
•	adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, such note, if applicable,
•	in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated notes,
•	if the notes are secured, change the terms and conditions pursuant to which the notes are secured in a manner adverse to the holders of the secured notes,
•	reduce the percentage in principal amount of outstanding notes of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults,
•	reduce the requirements contained in the applicable indenture for quorum or voting,
•	change any of our obligations to maintain an office or agency in the places and for the purposes required by the indentures, or
•	modify any of the above provisions.

Form, Exchange, and Transfer

The notes of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that notes of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to such series.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, notes of any series will be exchangeable for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, notes may be presented for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed, duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for such purpose. Unless otherwise provided in the notes to be transferred or exchanged, we will not require a service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The security registrar and any transfer agent initially designated by us for any notes will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

If the notes of any series are to be redeemed, we will not be required to:

•	issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such notes that may be selected for redemption and ending at the close of business on the day of such mailing; or
•	register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any such notes being redeemed in part.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only such duties as are specifically described in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any notes on any interest payment date will be made to the person in whose name such notes or one or more predecessor securities are registered at the close of business on the regular record date for such interest.

Principal of and any premium and interest on the notes of a particular series will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the trustee in

The City of New York will be designated as our sole paying agent for payments with respect to notes of each series. Any other paying agents initially designated by us for the notes of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the notes of a particular series.

All moneys paid by us to a paying agent or the trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to us, and the holder of the security may then look only to us for payment.

Governing Law

The indentures and the notes will be governed by and construed in accordance with the laws of the State of New York except to the extent that the Trust Indenture Act shall be applicable.

Subordination of Subordinated Notes

The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue, nor does it limit us from issuing any other secured or unsecured debt.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the federal income tax consequences that are anticipated to be material to an investor in the common stock of anthracite. This summary is based on current law, is for general information only and is not tax advice. The tax consequences related to an investment in anthracite may vary depending on an investor's particular situation and this discussion does not purport to discuss all aspects of taxation that may be relevant to a holder of our securities in light of his or her personal investment or tax circumstances, or to holders of our securities subject to special treatment under the federal income tax laws. Investors subject to special treatment include, without limitation, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, investors holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships, and persons who are not citizens or residents of the united states. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of our securities.

Based on various factual representations made by us regarding our operations and income, in the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our tax counsel, commencing with our taxable year ended December 31, 1998, we have been organized in conformity with the requirements for qualification as a REIT under the Code, and our method of operating has enabled us, and will enable us, to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is: based on various assumptions relating to the validity, authenticity, accuracy and enforceability of documents delivered by us to Skadden, Arps, Slate, Meagher & Flom LLP; and conditioned upon representations made by us, as to various factual matters. Moreover, our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Skadden, Arps, Slate, Meagher & Flom LLP will not review our operations, and no assurance can be given that actual operations will meet these requirements. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP is not binding on the Internal Revenue Service ("IRS") or any court. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP is based upon existing law, IRS regulations and currently published administrative positions of the IRS and judicial decisions, all of which are subject to change either prospectively or retroactively.

The information in this summary is based on the Internal Revenue Code of 1986, as amended, (the "Code") current, temporary and proposed Treasury regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal

Revenue Service, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the Internal Revenue Service upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

You are urged to consult your tax advisor regarding the specific tax consequences to you of (1) the acquisition, ownership and sale or other disposition of our securities, including the federal, state, local, foreign and other tax consequences, (2) our election to be taxed as a real estate investment trust for federal income tax purposes and (3) potential changes in applicable tax laws.

Taxation of Anthracite — General

Commencing with our taxable year ended December 31, 1998, we have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code, and we intend to continue to operate in this manner. Our qualification and taxation as a REIT, however, depend upon our ability to meet, through actual annual operating results, certain asset levels, distribution levels, diversity of stock ownership, and various other requirements imposed under the Code. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "—Failure to Qualify."

The sections of the Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Code that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code.

Provided we qualify for taxation as a REIT, we generally will not be subject to Federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. Even if we qualify for taxation as a REIT, however, we will be subject to Federal income taxation as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.
•	We may be required to pay the "alternative minimum tax" on items of tax preference, if any.
•	If we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.
•	We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business. Further we will be required to pay a 100% tax in respect of amounts that are treated by us as rents from real property but are properly allocable or attributable under the Code to services rendered by a taxable REIT subsidiary (see below).

•	If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.
•	We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (1) 85% of our ordinary income for the year, (2) 95% of our real estate investment trust capital gain net income for the year, and (3) any undistributed taxable income from prior periods.
•	If we acquire an asset from a corporation which is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within ten years, then under Treasury regulations not yet finalized, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent (a) the fair market value of the asset exceeds (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.
•	We will generally be subject to tax on the portion of any "excess inclusion" income derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

Requirements for Qualification as a Real Estate Investment Trust

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates of beneficial ownership to its owners;

(3)	that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

(4)	that is not a financial institution or an insurance company under the Code;

(5)	that is owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Code to include some entities, during the last half of each year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

The Code provides that conditions (1) to (4) must be met during the entire year and that condition (5) must be met during at least 335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), tax-exempt entities are generally treated as individuals, subject to a "look-through" exception for pension funds.

Our charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in (5) and (6) above. These stock ownership and transfer restrictions are described in "Description of Capital Stock—Restrictions on Ownership and Transfer." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT would terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of a Partnership Interest

The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

Taxable REIT Subsidiaries

REITs are permitted to own up to 100% of the shares in a corporation that elects to be treated as a taxable REIT subsidiary ("taxable REIT subsidiary"). In order to obtain taxable REIT subsidiary status, the corporation and the REIT must file a joint election with the Internal Revenue Service. A taxable REIT subsidiary pays tax at regular corporate income rates on any income it earns. Moreover, the Code contains rules (including a limitation on interest deductions and rules requiring the imposition of taxes on the REIT at a rate of 100% on certain reallocated income and expenses) to ensure that contractual arrangements between a taxable REIT subsidiary and its beneficial owners are at arm's length. Securities in taxable REIT subsidiaries will not qualify as "real estate assets" for the purposes of the 75% asset test described below under the heading Federal Income Tax Considerations—Asset Test.

Qualified REIT Subsidiaries

A "qualified REIT subsidiary" is a corporation, all of the stock of which is owned by a REIT. Under the Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary are treated as the assets, liabilities, and items of income, deduction, and credit of the REIT for purposes of the REIT income and asset tests described below. A qualified REIT subsidiary does not include a corporation that elects to be treated as a taxable REIT subsidiary.

Income Tests

We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property" and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term "interest" generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term "interest," however, if such amount is based on a fixed percentage of receipts or sales.

Any amount includable in gross income by us with respect to a regular or residual interest in a real estate mortgage investment conduit is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the real estate mortgage investment conduit, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date we purchased the mortgage loan, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

In general, and subject to the exceptions in the preceding paragraph, the interest, original issue discount, and market discount income that we derive from investments in mortgage backed securities, and mortgage loans will be qualifying interest income for purposes of both the 75% and the 95% gross income tests. It is possible, however, that interest income from a mortgage loan may be based in part on the borrower's profits or net income, which would generally disqualify such interest income for purposes of both the 75% and the 95% gross income tests.

We may acquire construction loans or mezzanine loans that have shared appreciation provisions. To the extent interest on a loan is based on the cash proceeds from the sale or value of property, income attributable to such provision would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

We may employ, to the extent consistent with the REIT Provisions of the Code, forms of securitization of our assets under which a "sale" of an interest in a mortgage loan occurs, and a resulting gain or loss is recorded on our balance sheet for accounting purposes at the time of sale. In a "sale" securitization, only the net retained interest in the securitized mortgage loans would remain on our balance sheet. We may elect to conduct certain of our securitization activities, including such sales, through one or more taxable subsidiaries, or through qualified REIT subsidiaries, formed for such purpose. To the extent consistent with the REIT Provisions of the Code, such entities could elect to be taxed as real estate mortgage investment conduits or financial asset securitization investment trusts.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Code. Generally, we may be entitled to relief if:

•	our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;
•	we attach a schedule of the sources of our income to our Federal income tax return; and
•	any incorrect information on the schedule was not due to fraud with the intent to evade tax.

It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above in "—Taxation of Anthracite—General", even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

Foreclosure Property

Net income realized by us from foreclosure property would generally be subject to tax at the maximum Federal corporate tax rate. Foreclosure property includes real property and related personal property that (1) is acquired by us through foreclosure following a default on indebtedness owed to us that is secured by the property and (2) for which we make an election to treat the property as foreclosure property.

Prohibited Transaction Income

Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income, and subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Treasury regulations provide standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income, or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Asset Tests

At the close of each quarter of each year, we also must satisfy four tests relating to our assets.

First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering.

Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class.

Third, of the investments included in the 25% asset class, the value of any one issuer's securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total voting power or more than 10% of the value of the outstanding securities of any corporation which is not a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary. Under a transition rule, the limitation on owning more than 10% of the value of the outstanding securities of a corporation does not apply to securities held on July 12, 1999, provided the issuer of those securities does not engage in a substantial new line of business or acquire substantial new assets after that date and provided that we do not acquire additional securities in such issuer after that date.

Finally, no more than 20% of the value of a REIT's total assets may be represented by securities of one or more taxable REIT subsidiaries.

We expect that any mortgage backed securities, real property, and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of "real estate assets." Mortgage loans, including distressed mortgage loans, construction loans, bridge loans, and mezzanine loans also will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

We anticipate that we may securitize all or a portion of the mortgage loans which we acquire, in which event we will likely retain certain of the subordinated and interest only classes of mortgage backed securities which may be created as a result of such securitization. The securitization of mortgage loans may be accomplished through one or more real estate mortgage investment conduits established by us or, if a non-real estate mortgage investment conduit securitization is desired, through one or more qualified REIT subsidiaries or taxable subsidiaries established by us. The securitization of the mortgage loans through either one or more real estate mortgage investment conduits or one or more qualified REIT subsidiaries or taxable subsidiaries should not affect our qualification as a REIT or result in the imposition of corporate income tax under the taxable mortgage pool rules. Income realized by us from a real estate mortgage investment conduit securitization could, however, be subject to a 100% tax as a "prohibited transaction." See "—Prohibited Transaction Income."

After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

We will monitor the status of the assets that we acquire for purposes of the various asset tests and we will manage our portfolio in order to comply with such tests.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (1) 90% of our "REIT taxable income" and (2) 90% of our after tax net income, if any, from foreclosure property, minus (3) the sum of certain items of noncash income. In general, "REIT taxable income" means taxable ordinary income without regard to the dividends paid deduction. In addition, if we dispose of any asset within 10 years of acquiring it from a taxable C corporation in a tax free reorganization or any other similar carry over basis transaction, we will be required, under Treasury regulations not yet promulgated, to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

We are required to distribute income in the taxable year which it is earned, or in the following taxable year before we timely file our tax return if such dividend distributions are declared and paid on or before our first regular dividend payment. Except as provided in "—Taxation of Taxable U.S. Stockholders" below, these distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to our prior year for purposes of our 95% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100% or our "REIT taxable income," we will be subject to tax at regular corporate tax rates.

From time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 95% of our capital gain income for the year, and any undistributed taxable income from prior periods.

Record Keeping Requirements

We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. If we fail to qualify as a REIT, distributions to our stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

Taxation of Taxable U.S. Stockholders

When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation and created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons whom have the authority to control all substantial decisions of the trust.

Distributions Generally

Distributions out of our current or accumulated earnings and profits, other than capital gain dividends will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, our distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and pay to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend in January of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions

Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. stockholder has held his shares. Such capital gain income will be taxable to non-corporate U.S. stockholders at a 20% or 25% rate based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

•	include their proportionate share of our undistributed net capital gains in their taxable income;
•	receive a credit for their proportionate share of the tax paid by us; and
•	increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us;

Passive Activity Losses and Investment Interest Limitations

Distributions we make, and gain arising from the sale or exchange by a U.S. stockholder of our shares, will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Stock

If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding and Information Reporting

We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

Taxation of Tax-exempt Stockholders

The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder, has not held its shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

•	is described in Section 401(a) of the Code;
•	is tax-exempt under Section 501(a) of the Code; and
•	holds more than 10%, by value, of the equity interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

A REIT is a "pension held REIT" if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trust shall be treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and
•	either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

•	the gross income from the unrelated business earned by the REIT, less direct expenses relating to this gross income, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to
•	the total gross income of the REIT less direct expenses relating to this gross income.

A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in the charter, we do not expect to be classified as a "pension-held REIT."

Taxation of Non-U.S. Stockholders

The rules governing Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "non-U.S. stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

Prospective Non-U.S. Stockholders should consult their tax advisors to determine the impact of foreign, federal, state, and local income tax laws with regard to an investment in our securities and of our election to be taxed as a real estate investment trust including any reporting requirements.

Distributions to non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to Federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a non-U.S. stockholder unless (i) a lower treaty rate applies and any required form, such as Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-U.S. stockholder with us or (ii) the non-U.S. stockholder files a Form W-8ECI with us claiming that the distribution is effectively connected income.

Any portion of the dividends paid to non-U.S. stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of non-U.S. stockholders.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder's stock, such distributions will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans or mortgage backed securities, will be taxed to a Non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder. We are required to withhold 35% of any distribution that is or can be designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the non-U.S. stockholder's FIRPTA tax liability.

Gain recognized by a non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." In addition, a non-U.S. stockholder that owns, actually or constructively, 5% or less of a class of our stock throughout a specified testing period will not recognize taxable gain on the sale of his stock under FIRPTA if the shares are traded on an established securities market.

Gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if (i) the non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the stock were to be subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations). A similar rule will apply to capital gain dividends to which FIRPTA does not apply.

Withholding tax and information reporting on disposal of REIT stock

The payment of proceeds from the disposition of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the beneficial owner furnishes to the broker the appropriate documentation upon which the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. stockholder or otherwise establishes an exemption and provided the broker does not have actual knowledge or reason to know that the beneficial owner is a U.S. stockholder.

The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below.

In the case of proceeds from a disposition of common stock paid to or through a non-U.S. office of a broker that is:

•	a U.S. person;
•	a "controlled foreign corporation" for U.S. federal income tax purposes; or
•	a foreign person 50% or more of whose gross income from a specified period is effectively connected with a U.S. trade or business;

information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. stockholder and other conditions are satisfied, or the beneficial owner otherwise establishes an exemption, and the broker has no actual knowledge to the contrary.

The sale of common stock outside of the U.S. through a non-U.S. broker will also be subject to information reporting if the broker is a foreign partnership and at any time during its tax year:

•	one or more of its partners are United States persons, as defined for U.S. federal income tax purposes, who in the aggregate hold more than 50% of the income or capital interests in the partnership; or
•	the foreign partnership is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. stockholder can be refunded or credited against the non-U.S. stockholder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Each prospective holder of common stock should consult that holder's own tax adviser with respect to the information and backup withholding requirements.

State, Local and Foreign Taxation

We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the Federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the Federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

Possible Legislative or Other Actions Affecting REITs.

The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

PLAN OF DISTRIBUTION

We may sell common stock, preferred stock or any series of debt securities being offered by this prospectus in one or more of the following ways from time to time:

•	to underwriters for resale to the public or to institutional investors;

•	directly to institutional investors; or
•	through agents to the public or to institutional investors.

Underwriters and agents from time to time may include UBS Warburg LLC and Brinson Patrick Securities Corporation.

The prospectus supplements will describe the terms of the offering of the securities, including the name or names of any underwriters or agents, the purchase price of such securities and the proceeds to us from such sale, any underwriting discounts or agency fees and other item's constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Unless a prospectus supplement states otherwise, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

Underwriters and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the NYSE. Any common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

LEGAL OPINIONS

The validity of the shares of common stock offered hereby will be passed upon for us by Miles & Stockbridge, a Professional Corporation, Baltimore, Maryland. Certain matters relating to federal income tax considerations will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Anthracite Capital, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

Anthracite
Capital, Inc.

2,000,000 Shares

       % Series C Cumulative
Redeemable Preferred Stock
Liquidation Preference
$25.00 Per Share

PROSPECTUS SUPPLEMENT

Bear, Stearns & Co. Inc.

Friedman Billings Ramsey

Stifel, Nicolaus & Company

Incorporated

Advest, Inc.

BB&T Capital Markets

Jefferies & Company, Inc.

May     , 2003